Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006-6801
www.hklaw.com

Carla R. Speck
202 457 7124
carla.speck@hklaw.com

May 31, 2007

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, none of which is enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 6/5

If you have any questions regarding this filing, please do not hesitate to call Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

HOLLAND & KNIGHT LLP

Carla R. Speck
Legal Assistant

4578223_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENT
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

1. Extraordinary Report dated May 7, 2007

2. Amended Shelf Registration Statement dated May 7, 2007

3. Extraordinary Report dated May 18, 2007

4. Amended Shelf Registration Statement dated May 18, 2007

5. Amendment to Significant Shareholders' Report dated May 25, 2007

6. Shelf Registration Statement dated May 25, 2007

7. Corporate Governance Report dated May 31, 2007

B. ENGLISH LANGUAGE DOCUMENT
(English documents listed below is included in EXHIBIT B hereto)

For the month of May 2007, Japan Tobacco Inc. has no English language document or material for submission to the U.S. Securities Exchange Commission pursuant to Rule 12g3-2.

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENT

1. Extraordinary Report dated May 7, 2007

   Extraordinary Report regarding a change of the Representative Director, filed with the Kanto Local Finance Bureau as required by Art. 24-5-4 of the Securities and Exchange Law and Art. 19-2-9 of Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Amended Shelf Registration Statement dated May 7, 2007

   Amended Shelf Registration Statement in which Extraordinary Report dated May 7, 2007 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

3. Extraordinary Report dated May 18, 2007

   Extraordinary Report regarding changes of the significant subsidiaries, filed with the Kanto Local Finance Bureau as required by Art. 24-5-4 of the Securities and Exchange Law and Art. 19-2-3 of Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

4. Amended Shelf Registration Statement dated May 18, 2007

   Amended Shelf Registration Statement in which Extraordinary Report dated May 18, 2007 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

5. Amendment to Significant Shareholders' Report dated May 25, 2007

   Significant Shareholders' Report regarding the change in the JT's stake in shares of CareNet, Inc. as submitted pursuant to Art. 27-25-1 of the Securities and Exchange Law. This report shows JT's stake decreased to 4.57% from 5.72%.

6. Shelf Registration Statement dated May 25, 2007

   Shelf Registration Statement for issuance of corporate bonds for two years (from June 6, 2007 to June 5, 2009) stating the information concerning securities, reference information, etc. filed with the Kanto Local Finance Bureau.

7. Corporate Governance Report dated May 31, 2007

   Corporate Governance Report stating our company's basic policy and structure of Corporate Governance, filed with the listed stock exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo.

EXHIBIT B

ENGLISH LANGUAGE DOCUMENT

Set out below is the English documents referred to in ANNEX, Section B.

Not Applicable.

END